UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

AS CAPITAL, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
00215R101
(CUSIP Number)
Room 1206, 12th Floor, 301, 3-17 F, Building 5 Block 1, Hangfeng Road Fengtai District, Beijing +86-010-57551198
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 6, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00215R101
1. Names of Reporting Persons.
Rhone Holding Limited

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds: WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power;
68,800,000

8. Shared Voting Power
0

9. Sole Dispositive Power
68,800,000

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 68,800,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11): 70.78%

14. Type of Reporting Person: CO

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CUSIP No.	00215R101
1. Names of Reporting Persons.
Xiangyang TIAN

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds: PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power;
0

8. Shared Voting Power
68,800,000

9. Sole Dispositive Power
0

10. Shared Dispositive Power
68,800,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 68,800,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11): 70.78%

14. Type of Reporting Person: IN

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Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share (the “Common Stock”), of AS Capital, Inc., a Nevada corporation (the “Company”).  The principal executive office of the Company is located at Room 1206, 12th Floor, 301, 3-17 F, Building 5, Block 1, Hangfeng Road, Fengtai District, Beijing.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by Rhone Holding Limited, a private limited liability company organized under the laws of British Virgin Islands, and Xiangyang TIAN (collectively, the “Reporting Person”).

(b) The address of the principal business of the Reporting Persons is c/o AS Capital, Inc., Room 1206, 12th Floor, 301, 3-17 F, Building 5, Block 1, Hangfeng Road, Fengtai District, Beijing.

(c) Rhone Holding Limited (“RHL”) is an investment holding company that is wholly owned by Ms. TIAN. Ms. Tian also serves as the sole executive officer and director of RHL. The principal occupation of Ms. TIAN is serving as the Chief Financial Officer and Director of the Company, the Chief Financial Officer of Beijing Luji Technology Co., Ltd., a private limited company organized under the laws of the People’s Republic of China (“Beijing Luji”), and a Director of HanJiao International Holding Limited, a British Virgin Islands private limited company (“HJ”). Beijing Luji is a variable interest company controlled by the Company through a series of contractual arrangements. HJ is a wholly owned subsidiary of the Company,

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) Rhone Holding Limited was incorporated under the laws of the British Virgin Islands. The Reporting Person is a citizen of the People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration

On August 6, 2020, AS Capital, Inc. (the “Company” or “ASIN”) and HanJiao International Holding Limited, a private limited liability company incorporated under the laws of the British Virgin Islands (“HJ”) and HJ’s shareholders entered into a Share Acquisition Agreement (the “Share Exchange Agreement”) to acquire up to one hundred (100) Ordinary Shares of HJ held by its five shareholders (the “HJ Shares”), representing 100% of the issued and outstanding securities of HJ, for 86,000,000 shares of our common stock at a per share price of US$0.46, (the “Share Exchange”). The share acquisition was consummated on August 6, 2020. As a result, we entered into the business of selling healthcare and other related products to middle-aged and elderly market segments in the People’s Republic of China (“PRC” or China”) through its online to offline platform, and HJ shareholders received 86,000,000 shares of the Company’s common stock (the “Shares”). It is our understanding that HJ shareholders are not U.S. Persons within the meaning of Regulations S. Accordingly, the Shares were issued pursuant to the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended, Regulation D and Regulation S promulgated thereunder.

In connection with the Share Exchange, on August 6, 2020, Xiangyang Tian was appointed to serve as the Chief Financial Officer and Director of the Company.

Item 4.  Purpose of Transaction

The acquisition by the Reporting Persons of the Shares (as hereinabove defined) as described herein was effected because of the belief that the Shares represent an attractive investment.  Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock.  Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise.  The Reporting Persons intend to review its or her investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company’s capital stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Company.

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As an executive officer and significant stockholder in the Company, Ms. Tian may vote her shares to cause the Company to enter into acquisitions and strategic partnerships to expand the business of the Company. These acquisitions or strategic partnerships may be funded through the issuance of additional securities of the Company, working capital or a combination of both.

In the near future, Ms. Tian intends to vote the Shares to effectuate a name change and to amend the Company’s bylaws and Articles of Incorporation to include provisions that may impede the acquisition of control of the Company.

Additional Disclosure

Except as set forth above in this statement, none of the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)      The percentages used herein are calculated based upon 97,201,030 shares of the Common Stock of the Company outstanding as of August 6. 2020.

(b)      RHL is the direct owner of 68,800,000 shares of Common Stock of the Company, par value $0.0001 representing approximately 70.78%of the outstanding shares of Common Stock. RHL has the sole power to vote or to direct the vote and to dispose or direct the disposition of the Shares. Ms. Tian is the sole shareholder, executive officer and director of RHL and is deemed to have beneficial ownership of the Shares. Ms. Tian has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

(c)      The Reporting Persons did not effect any transactions in the Shares during the sixty days before the date of this Schedule 13D.

(d)      Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosures set forth in Item 4 hereinabove is hereby incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2020.

Rhone Holding Limited By: /s/ Xianyang TIAN Xianyang TIAN /s/ Xianyang TIAN Xianyang TIAN

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